Exhibit 12.1

ENSTAR GROUP LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed Charges
Interest expense	$28,102	$20,642	$19,403	$12,922	$12,389	$8,426
Assumed interest component of rent expense(1)	3,422	3,230	3,696	3,397	1,851	1,298
Total fixed charges	$31,524	$23,872	$23,099	$16,319	$14,240	$9,724

Earnings
Pre-tax earnings from continuing operations before noncontrolling interest and income from equity investees	$314,411	$327,324	$225,022	$227,298	$253,160	$231,636
Add fixed charges	31,524	23,872	23,099	16,319	14,240	9,724
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Less interest capitalized	—	—	—	—	—	—
Less preference security dividend requirements of consolidated subsidiaries (not preferred dividends of parent)	—	—	—	—	—	—
Less noncontrolling interest pre-tax earnings of subsidiaries that have not incurred fixed charges	(20,590)	(42,112)	9,918	(17,640)	(20,503)	(29,376)
Total earnings	$325,346	$309,084	$258,039	$225,977	$246,897	$211,984

Ratio of earnings to fixed charges(2)	10.3	13.0	11.2	13.9	17.3	21.8

(1)33.3% represents a reasonable approximation of the interest component of rent expense.

(2)Data from certain prior years has been reclassified to reflect the results of Pavonia Holdings (US) Inc. as discontinued operations. See “Note 5. Divestitures, Held-for-Sale Business and Discontinuing Operations” in the notes to our consolidated financial statements included within Item 8 of this Annual Report on Form 10-K.